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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                      ------------------------------------
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                      ------------------------------------
                                (AMENDMENT NO. 1)

                             TALLEY INDUSTRIES, INC.
                            (Name of Subject Company)

                             SCORE ACQUISITION CORP.
                          A WHOLLY OWNED SUBSIDIARY OF
                        CARPENTER TECHNOLOGY CORPORATION
                                    (Bidders)
                      Series A Convertible Preferred Stock
                         (Title of Class of Securities)
                                    87468720
                      (CUSIP Number of Class of Securities)

               Series B $1 Cumulative Convertible Preferred Stock
                         (Title of Class of Securities)
                                    87468730
                      (CUSIP Number of Class of Securities)

                     Common Stock, $1.00 Par value per share
           (Including the associated Preferred Stock Purchase Rights)
                         (Title of Class of Securities)
                                    87468710
                      (CUSIP Number of Class of Securities)

                      ------------------------------------
                                  JOHN R. WELTY
                  VICE PRESIDENT, GENERAL COUNSEL AND SECRETARY
                        CARPENTER TECHNOLOGY CORPORATION
                              101 WEST BERN STREET
                        READING, PENNSYLVANIA 19612-4662
                            Telephone: (610) 208-2000
          (Name, Address and Telephone Number of Persons Authorized to
            Receive Notices and Communications on Behalf of Bidders)
                      ------------------------------------
                                 with a copy to:

                             DECHERT PRICE & RHOADS
                            4000 BELL ATLANTIC TOWER
                                1717 ARCH STREET
                             PHILADELPHIA, PA 19103
                                 (215) 994-4000

                       ATTENTION: HERBERT F. GOODRICH, JR.

================================================================================
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         This Amendment No. 1 to the Schedule 14D-1 relates to a tender offer by
Score Acquisition Corp., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of Carpenter Technology Corporation, a Delaware corporation ("Parent"), to purchase all outstanding shares of Series A Convertible Preferred Stock ("Series A Preferred Shares"), Series B $1 Cumulative Convertible
Preferred Stock ("Series B Preferred Shares") and Common Stock, par value $1.00 per share ("Common Shares") of Talley Industries, Inc., a Delaware corporation (the "Company"), including the associated Preferred Stock Purchase Rights (the "Rights") issued pursuant to the Rights Agreement between the Company and ChaseMellon Shareholder Services L.L.C., as Rights Agent, as amended and restated on February 2, 1996, (collectively, the "Shares"), at a purchase price of $11.70 per Series A Preferred Share, $16.00 per Series B Preferred Share and $12.00 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 2, 1997 (the "Offer to Purchase"), and in the related Letter of Transmittal (which together constitute the "Offer") copies of which are filed as Exhibit (a)(1) and (a)(2), respectively, to the Schedule 14D-1 filed with the Securities and Exchange Commission on October 2, 1997. The purpose of this Amendment No. 1 is to amend and supplement Items 10 and 11 of the Schedule 14D-1 as described below.

ITEM 10.          Additional Information.

         (e) The Company and certain of its directors have been named as defendants in a purported class action filed on September 26, 1997 on behalf of the stockholders of the Company in the Chancery Court of Delaware. This action is entitled: Jewish Center of Hyde Park v. Jack C. Crim, John D. McNaughton, Alex Stamatakis, Donald J. Ulrich, Paul L. Foster, Joseph A. Orlando, Fred Israel, John W. Stodder, David Victor, Neil W. Benson and the Company (C.A. No. 15961) (the "Stockholder Action"). The complaint in the Stockholder Action alleges breach of fiduciary duty on the part of the Company's Board of Directors arising out of execution of the Merger Agreement and seeks declaratory and injunctive relief barring defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Offer and the Merger, as well as damages in an unspecified amount. A copy of the Stockholder Action is filed as Exhibit (g)(1) hereto and incorporated herein by reference, and the foregoing summary of the Stockholder Action is qualified in its entirety by reference thereto.

ITEM 11.          Material to be Filed as Exhibits.

         (g)(1) Class Action Complaint filed by Jewish Center of Hyde Park against Jack C. Crim, John D. McNaughton, Alex Stamatakis, Donald J. Ulrich, Paul L. Foster, Joseph A. Orlando, Fred Israel, John W. Stodder, David Victor, Neil W. Benson and the Company (dated September 26, 1997, Court of Chancery of the State of Delaware in and for New Castle County).


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                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify the information set forth in this Amendment No. 1 is true, complete and correct.

                                       CARPENTER TECHNOLOGY CORPORATION


                                       By:   /s/ John R. Welty
                                           -----------------------------------
                                       Name:  John R. Welty
                                       Title: Vice President, General Counsel
                                                   and Secretary

                                       SCORE ACQUISITION CORP.


                                       By:   /s/ John R. Welty
                                           -----------------------------------
                                       Name:  John R. Welty
                                       Title: Secretary
Dated:  October 6, 1997


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                                                                Exhibit (g)(1)


               IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

                          IN AND FOR NEW CASTLE COUNTY

---------------------------------------
JEWISH CENTER OF HYDE PARK,

     Plaintiff,
v.

JACK C. CRIM, JOHN D. MCNAUGHTON, ALEX                    C.A. No.15961
STAMATAKIS, DONALD J. ULRICH, PAUL L.
FOSTER, JOSEPH A. ORLANDO, FRED ISRAEL,
JOHN W. STODDER, DAVID VICTOR, NEIL W.
BENSON and TALLEY INDUSTRIES, INC.

     Defendants.
---------------------------------------

                             CLASS ACTION COMPLAINT
                             ----------------------

         Plaintiff alleges upon information and belief, except for paragraph 1 hereof, which is alleged upon knowledge, as follows:

         1. Plaintiff has been the owner of the common stock of Talley Industries, Inc. ("Talley" or the "Company") since prior to the transaction herein complained of and continuously to date.

         2. Talley is a corporation duly organized and existing under the laws of the State of Delaware. The Company manufactures and markets solid propellant-actuated devices and high reliability electronic components under government controls and provides naval architectural and marine engineering designs.

         3. Carpenter Technology Corp. ("Carpenter") is based in Reading, Pennsylvania and is engaged in the manufacture,

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fabrication and distribution of speciality metals. Carpenter also manufacturers engineered products, including structural ceramics and ultra hard-wear parts.

         4. Defendants Jack C. Crim, John D. McNaughton, Alex Stamatakis, Donald
J. Ulrich, Paul L. Foster, Joseph A. Orlando, Fred Israel, John W. Stodder, David Victor and Neil W. Benson are Directors of Talley.

         5. The Individual Defendants are in a fiduciary relationship with Plaintiff and the other public stockholders of Talley and owe them the highest obligations of good faith and fair dealing.

                            CLASS ACTION ALLEGATIONS
                            ------------------------

         6. Plaintiff brings this action on its own behalf and as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all common stockholders of the Company (except the defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants) and their successors in interest, who are or will be threatened with injury arising from defendants' actions as more fully described herein.

         7. This action is properly maintainable as a class action because:

                  (a) The class is so numerous that joinder of all members is impracticable. As of June 30, 1997, there were approximately 14,113,453 shares of Talley common stock outstanding owned by hundreds, if not thousands, of record and beneficial holders;

                                      -2-
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                  (b) There are questions of law and fact which are common to the class including, inter alia, the following: (i) whether defendants have breached their fiduciary and other common law duties owed by them to plaintiff and the members of the class; and (ii) whether the class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by defendants.

                  (c) Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the plaintiff are typical of the claims of other members of the class and plaintiff has the same interests as the other members of the class. Plaintiff will fairly and adequately represent the class.

                  (d) Defendants have acted in a manner which affects plaintiff and all members of the class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the class as a whole.

                  (e) The prosecution of seperate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substanially impair or impede their ability to protect their interests.

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                            SUBSTANTIVE ALLEGATIONS
                            -----------------------

         8. On May 8, 1997, it was announced that a dissident group of shareholders, known as the Shareholder Committee to Remove Entrenched and Arrogant Management, or SCREAM, in its proxy fight with management of the Company, had succeeded in placing two of its three nominees on the Company's Board of Directors. SCREAM's nominees, Ralph A. Rockow and Robert T. Craig, replaced Chairman and Chief Executive William Mallinder and Board member Townsend Hoopes. SCREAM initiated the proxy contest as a result of its dissatisfaction with the Company's performance and what it perceived to be the current management and Board's attempts to entrench and enrich themselves despite the Company's lackluster performance.

         9. On September 26, 1997, Talley and Carpenter announced that they had entered into a definitive merger agreement whereby Carpenter will acquire Talley in a transaction valued at $312 million. Under the terms of the transaction as presently proposed, Carpenter will commence a cash tender offer for all of Talley's outstanding common and preferred shares. Carpenter will pay $12 per share for Talley's common shares, $11.70 for Talley's Series A Preferred shares, and $16 per share for Talleys Series B preferred shares.

         10. In response, the two founders of SCREAM issued a press release criticizing the proposed transaction as inadequate. The press release stated that the founders of SCREAM "consider this offer unsatisfactory and simply will not support it at such a low

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price because the breakup value of the Company, we believe, is significantly higher." The press release also noted that the Individual Defendants had failed to seek out competing bids and stated "Talley has thus far prevented other companies from extending bids or evaluating the individual segments. Carpenter is the only one that has been allowed access."

         11. By entering into the agreement with Carpenter, the Talley Board has initiated a process to sell the Company which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the proposed transaction were not the result of an auction process or active market check; they were arrived at without a full and thorough investigation by the Individual Defendants; and they are intrinsically unfair and inadequate from the standpoint of the Talley shareholders.

         12. The Individual Defendants failed to make an informed decision, as no market check of the Company's value was obtained. In agreeing to the merger, the Individual Defendants failed to properly inform themselves of Talley's highest transactional value.

         13. The Individual Defendants have violated the fiduciary duties owed to the public shareholders of Talley. The Individual Defendants' agreement to the terms of the transaction, its timing, and the failure to auction the Company and invite other bidders, and defendants' failure to provide a market check

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demonstrate a clear absence of the exercise of due care and of loyalty to
Talley's public shareholders.

         14. The Individual Defendants' fiduciary obligations under these circumstances require them to:

                  (a) Undertake an appropriate evaluation of Talley's net worth as a merger/acquisition candidate; and

                  (b) Engage in a meaningful auction with third parties in an attempt to obtain the best value for Talley's public shareholders.

         15. The Individual Defendants have breached their fiduciary duties by reason of the acts and transactions complained of herein, including their decision to merge with Carpenter without making the requisite effort to obtain the best offer possible.

         16. Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of Talley's assets and business, and will be prevented from obtaining fair and adequate consideration for their shares of Talley common stock.

         17. The consideration to be paid to class members in the proposed merger is unfair and inadequate because, among other things:

                  (a) The intrinsic value of Talley's common stock is materially in excess of the amount offered for those securities in the merger giving due consideration to the

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anticipated operating results, net asset value, cash flow, and profitability of the Company;

                  (b) The merger price is not the result of an appropriate consideration of the value of Talley because the Talley Board approved the proposed merger without undertaking steps to accurately ascertain Talley's value through open bidding or at least a "market check mechanism"; and

                  (c) By entering into the agreement with Carpenter, the Individual Defendants have allowed the price of Talley stock to be capped, thereby depriving plaintiff and the Class of the opportunity to realize any increase in the value of Talley stock.

         18. By reason of the foregoing, each member of the Class will suffer irreparable injury and damages absent injunctive relief by this Court.

         19. Plaintiff and other members of the Class have no adequate remedy at law.

    WHEREFORE, plaintiff and the Class demand judgment against defendants as follows:

         a. Declaring that this action is properly maintainable as a class action and certifying plaintiff as the representative of the Class;

         b. Preliminary and permanently enjoining defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them,

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                  from proceeding with, consummating, or closing the proposed transaction;

         c. In the event that the proposed transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;

         d. Awarding compensatory damages against defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law, arising from the proposed transaction;

         e. Awarding plaintiff its costs and disbursements and reasonable allowances for fees of plaintiff's counsel and experts; and

         f. Granting plaintiff and the Class such other and further relief as the Court may deem just and proper.

                                     ROSENTHAL, MONHAIT, GROSS & GODDESS, B.A.


                                     By: /s/
                                         ------------------------------
                                         Suite 1401, Mellon Bank Center
                                         P.O. Box 1070
                                         Wilmington, DE 19899-1070
                                         (302) 656-4433
                                         Attorneys for Plaintiff

OF COUNSEL:

BERNSTEIN LIEBHARD & LIFSHITZ
274 Madison Avenue
New York, NY 10016
(212) 779-1414

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